

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Jason Brents
Chief Operating Officer
OneDoor Studios Entertainment Properties LLC
4320 Modoc Road, Suite F
Santa Barbara, CA 93110

> **Re: OneDoor Studios Entertainment Properties LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed January 18, 2023**
> **File No. 024-11836**

Dear Jason Brents:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment on Form 1-A POS Filed 1/18/2023

General

1. We note your response to comment 5. However, based on your website it appears that 598 people have invested in the Calculated Sequels offering for a total of $943,061. You also state in your response that once the Offering Statement is qualified, you will provide the revised Offering Circular and reconfirm any subscriptions. Please note that such an approach is not permitted under Exchange Act 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating "It is the position of the Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context."). Please revise your disclosure to reflect the fact that the elimination of the minimum offering amount will result in the termination of the offering and that the initiation of a new offering of interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rucha Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heidi Mortensen